HSBC ◆

September 2013
Free Writing Prospectus
Registration Statement No. 333-180289
September 3, 2013
Filed Pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in International Equities
Trigger PLUS Based on the Level of the EURO STOXX 50® Index due April 4, 2017
Trigger Performance Leveraged Upside Securities^{SM}
Principal at Risk Securities

The Trigger PLUS offered are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), will not pay interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, as supplemented or modified by this free writing prospectus. All references to "Reference Asset" in the prospectus supplement and the Equity Index Underlying Supplement shall refer to the "underlying index" herein. At maturity, if the underlying index has appreciated, investors will receive the stated principal amount of their investment plus leveraged upside performance of the underlying index, subject to the maximum payment at maturity. However, at maturity, if the underlying index does not change or has depreciated, and (i) if the level of the underlying index is greater than or equal to the specified trigger level, investors will receive the stated principal amount of their investment, or (ii) if the level of the underlying index is less than the specified trigger level, the investor will lose 1% for every 1% decline in the underlying index from the pricing date to the valuation date. The Trigger PLUS are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the leverage feature. **Investors may lose up to 100% of the stated principal amount of the Trigger PLUS. All payments on the Trigger PLUS are subject to the credit risk of HSBC.**

INDICATIVE TERMS	
Issuer:	HSBC USA Inc. ("HSBC")
Maturity date*:	April 4, 2017, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement
Underlying index:	EURO STOXX 50® Index (Bloomberg symbol: "SX5E")
Aggregate principal amount:	$

Payment at maturity:	• If the final index level is *greater than* the initial index level:
	    $10 + the leveraged upside payment
	    In no event will the payment at maturity exceed the maximum payment at maturity.
	• If the final index level is *less than or equal to* the initial index level and is *greater than or equal to* the trigger level:
	    $10
	• If the final index level is *less than* the trigger level:
	    $10 x the index performance factor
	    This amount will be less than the stated principal amount of $10, which will result in a loss of at least 20%, and possibly all, of your investment. All payments on the Trigger PLUS are subject to the credit risk of HSBC.

Leveraged upside payment:	$10 x leverage factor x index percent increase
Leverage factor:	500%
Index percent increase:	(final index level – initial index level) / initial index level
Initial index level:	The closing level of the underlying index on the pricing date
Final index level:	The closing level of the underlying index on the valuation date
Closing level:	The closing level of the underlying index on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "SX5E <INDEX>" or any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Trigger level:	80% of the initial index level
Valuation date*:	March 30, 2017, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement
Index performance factor:	final index level / initial index level
Maximum payment at maturity:	$14.60 to $15.00 per Trigger PLUS (146% to 150% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Stated principal amount:	$10 per Trigger PLUS
Issue price:	$10 per Trigger PLUS
Pricing date*:	On or about September 30, 2013
Original issue date*:	On or about October 3, 2013 (3 business days after the pricing date)
Estimated Initial Value:	The estimated initial value of the Trigger PLUS will be less than the price you pay to purchase the Trigger PLUS. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Trigger PLUS in the secondary market, if any, at any time. The estimated initial value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The estimated initial value of the Trigger PLUS, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the Trigger PLUS in the secondary market, if any."
CUSIP:	40433X274
ISIN:	US40433X2743
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)".

Commissions and Issue Price:	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per Trigger PLUS	$10	$0.30	$9.70
Total	$	$	$

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $0.30 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of $0.30 for each Trigger PLUS they sell. See "Supplemental plan of distribution (conflicts of interest)."

* The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Trigger PLUS.

The estimated initial value of the Trigger PLUS on the pricing date is expected to be between $9.25 and $9.60 per Trigger PLUS, which will be less than the price to public. The market value of the Trigger PLUS at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 6 of this document for additional information.

Investment in the Trigger PLUS involves certain risks. See "Risk Factors" beginning on page 6 of this free writing prospectus, page S-1 of the accompanying Equity Index Underlying Supplement and page S-3 of the accompanying prospectus supplement.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved the Trigger PLUS, or determined that this free writing prospectus or the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the related Equity Index Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

    The Equity Index Underlying Supplement dated March 22, 2012 at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm
    The prospectus supplement dated March 22, 2012 at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
    The prospectus dated March 22, 2012 at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

The Trigger PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

Investment Summary

Performance Leveraged Upside Securities
Principal at Risk Securities

The Trigger PLUS Based on the Level of the EURO STOXX 50® Index due April 4, 2017 (the "Trigger PLUS") can be used:

- As an alternative to direct exposure to the underlying index that enhances returns for a certain range of positive performance of the underlying index.

- To enhance positive returns and potentially outperform the underlying index in a moderately bullish scenario.

- To achieve similar levels of upside exposure to the underlying index as a direct investment, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the leverage factor.

- To avoid loss in the event of a decline of the underlying index as of the valuation date, but only if the final index level is greater than or equal to the trigger level. All payments on the Trigger PLUS are subject to the credit risk of HSBC.

Maturity:	Approximately three and a half years
Leverage factor:	500%
Maximum payment at maturity:	$14.60 to $15.00 per Trigger PLUS (146% to 150% of the stated principal amount), to be determined on the pricing date.
Trigger level:	80% of the initial index level
Minimum payment at maturity:	None. You may lose your entire initial investment in the Trigger PLUS.
Coupon:	None

HSBC

Trigger PLUS Based on the Level of the EURO STOXX 50® Index due April 4, 2017
Trigger Performance Leveraged Upside Securities^{SM}
Principal at Risk Securities

Key Investment Rationale

The Trigger PLUS offers a 500% leveraged upside on the positive performance of the underlying index, subject to a maximum payment at maturity of $14.60 to $15.00 per Trigger PLUS (146% to 160% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.

Investors can use the Trigger PLUS to enhance returns up to the maximum payment at maturity and avoid loss in the event of a decline of the underlying index on the valuation date, but only if the final index level is greater than or equal to the trigger level. All payments on the Trigger PLUS are subject to the credit risk of HSBC.

Leveraged Performance	The Trigger PLUS offer investors an opportunity to capture enhanced returns for a certain range of positive performance relative to a direct investment in the securities included in the underlying index.
Trigger Feature	At maturity, even if the underlying index has declined over the term of the Trigger PLUS, you will receive your stated principal amount, but only if the final index level is greater than or equal to the trigger level.
Payment Scenario 1	The level of the underlying index increases and, at maturity, the Trigger PLUS will pay the stated principal amount of $10 plus 500% of the index percent increase, subject to a maximum payment at maturity of $14.60 to $15.00 per Trigger PLUS (146% to 150% of the stated principal amount).
Payment Scenario 2	The level of the underlying index does not change or declines but the final index level is greater than or equal to the trigger level and, at maturity, the Trigger PLUS will pay the stated principal amount of $10.
Payment Scenario 3	The level of the underlying index declines and the final index level is less than the trigger level and, at maturity, the Trigger PLUS will pay less than the stated principal amount by an amount that is proportionate to the decline.

Trigger PLUS Based on the Level of the EURO STOXX 50® Index due April 4, 2017
Trigger Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

How the Trigger PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the Trigger PLUS assuming the following terms:

Stated principal amount:	$10 per Trigger PLUS
Leverage factor:	500%
Hypothetical maximum payment at maturity:	$14.80 per Trigger PLUS (148% of the stated principal amount). The actual maximum payment at maturity will be between $14.60 and $15.00 and will be determined on the pricing date.
Trigger level:	80% of the initial index level

Trigger PLUS Payoff Diagram



How it works

- Upside Scenario: If the final index level is greater than the initial index level, investors would receive the $10 stated principal amount plus 500% of the appreciation of the underlying index over the term of the Trigger PLUS, subject to the maximum payment at maturity of $14.80 per Trigger PLUS. Under the hypothetical terms of the Trigger PLUS, an investor would realize the maximum payment at maturity at a hypothetical final index level of 109.60% of the initial index level.

- For example, if the underlying index appreciates 3%, investors would receive a 15% return, or $11.50 per Trigger PLUS.

- For example, if the underlying index appreciates 20%, investors would receive only the maximum payment at maturity of $14.80 per Trigger PLUS, or 148% of the stated principal amount.

- Par Scenario: If the final index level is less than or equal to the initial index level but is greater than or equal to the trigger level, investors would receive the stated principal amount of $10 per Trigger PLUS.

- For example, if the underlying index depreciates 10%, investors would receive the $10 stated principal amount.

- Downside Scenario: If the final index level is less than the trigger level, investors would receive an amount that is less than the stated principal amount based on a 1% loss of principal for each 1% decline in the level of the underlying index.

- For example, if the underlying index depreciates 30%, investors would lose 30% of their principal and receive only $7 per Trigger PLUS at maturity, or 70% of the stated principal amount.

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of Trigger PLUS that they hold an amount in cash based upon the closing level of the underlying index on the valuation date, as determined as follows:

If the final index level is greater than the initial index level:

$10 + leveraged upside payment; *subject to the maximum payment at maturity.*

Principal		**Leveraged Upside Payment**		
	Principal	**Leverage Factor**	**Index Percent Increase**	
$10 +	$10 X	500% X	$\left(\dfrac{final\ index\ level - initial\ index\ level}{initial\ index\ level} \right)$	

If the final index level is less than or equal to the initial index level and is greater than or equal to the trigger level:

the stated principal amount of $10

If the final index level is less than the trigger level:

($10 ✕ index performance factor)

Principal	Index Performance Factor
$10 ×	$\dfrac{final\ index\ level}{initial\ index\ level}$

Because the index performance factor will be less than 80%, the payment at maturity will be less than the stated principal amount under this scenario. As there is no minimum payment at maturity on the Trigger PLUS, you may lose your entire initial investment in the Trigger PLUS.

Risk Factors

We urge you to read the section "Risk Factors" on page S-1 of the accompanying Equity Index Underlying Supplement and page S-3 of the accompanying prospectus supplement. Investing in the Trigger PLUS is not equivalent to investing directly in any of the stocks comprising the underlying index. You should understand the risks of investing in the Trigger PLUS and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Trigger PLUS in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement, including the explanation of risks relating to the Trigger PLUS described in the following sections:

"— Risks relating to all note issuances" in the prospectus supplement;

"— General risks related to indices" in the Equity Index Underlying Supplement;

"— Risks associated with Non-U.S. companies" in the Equity Index Underlying Supplement;

"— Securities prices generally are subject to political, economic, financial, and social factors that apply to the markets in which they trade and to a lesser extent, foreign markets" in the Equity Index Underlying Supplement; and

"— Time differences between the domestic and foreign markets and New York City may create discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

▪ **Trigger PLUS do not pay interest and may result in a loss.** The terms of the Trigger PLUS differ from those of ordinary debt securities in that the Trigger PLUS do not pay interest nor guarantee payment of the principal amount at maturity. If the final index level is less than the trigger level (which is 80% of the initial index level), you will receive for each Trigger PLUS that you hold a payment at maturity that is less than the stated principal amount of each Trigger PLUS by at least 20% and by an amount proportionate to the decline in the level of the underlying index, subject to the credit risk of HSBC. **You may lose up to 100% of the stated principal amount of the Trigger PLUS.**

▪ **The appreciation potential of the Trigger PLUS is limited by the maximum payment at maturity.** The appreciation potential of the Trigger PLUS is limited by the maximum payment at maturity of $14.60 to $15.00 per Trigger PLUS (146% to 150% of the stated principal amount). Although the leverage factor provides 500% exposure to any increase in the final index level over the initial index level, because the payment at maturity will be limited to 146% to 150% of the stated principal amount for the Trigger PLUS, any increase in the final index level over the initial index level by more than approximately 9.20% to approximately 10.00% of the initial index level will not further increase the return on the Trigger PLUS. The actual leverage factor will be determined on the pricing date.

▪ **Credit risk of HSBC USA Inc.** The Trigger PLUS are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Trigger PLUS will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Trigger PLUS depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Trigger PLUS and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Trigger PLUS.

▪ **The market price will be influenced by many unpredictable factors.** Several factors will influence the value of the Trigger PLUS in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the Trigger PLUS in the secondary market, including: the value, volatility and dividend yield, as applicable, of the underlying index and securities underlying the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. The level of the underlying index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See "Information about the EURO STOXX 50® Index" below. You may receive less, and possibly significantly less, than the stated principal amount per Trigger PLUS if you try to sell your Trigger PLUS prior to maturity.

▪ **Risks associated with non-U.S. companies**. The level of the SX5E depends upon the stocks of non-U.S. companies, and thus involve risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Trigger PLUS. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize

the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the SX5E and, as a result, the value of the Trigger PLUS.

- **The Trigger PLUS will not be adjusted for changes in exchange rates.** Although the equity securities that comprise the SX5E are traded in currencies other than U.S. dollars, and your Trigger PLUS are denominated in U.S. dollars, the amount payable on your Trigger PLUS at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the level of the SX5E, and therefore your Trigger PLUS. The amount we pay in respect of your Trigger PLUS on the maturity date, if any, will be determined solely in accordance with the procedures described in this pricing supplement.

- **Investing in the Trigger PLUS is not equivalent to investing in the securities included in the underlying index.** Investing in the Trigger PLUS is not equivalent to investing in the securities underlying the underlying index. Investors in the Trigger PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying stocks that constitute the underlying index.

- **Adjustments to the underlying index could adversely affect the value of the Trigger PLUS.** The Deutsche Börse AG and SIX Group AG, the publisher of the underlying index, may add, delete or substitute the stocks constituting the underlying index. Further, the publisher may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued index and is permitted to consider indices that are calculated and published by the calculation agent or any of its affiliates.

- **The estimated initial value of the Trigger PLUS, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the Trigger PLUS in the secondary market, if any.** The estimated initial value of the Trigger PLUS will be calculated by us on the pricing date and will be less than the price to public. The estimated initial value will reflect the implied borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Trigger PLUS. The implied borrowing rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the Trigger PLUS may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Trigger PLUS to be more favorable to you. We will determine the value of the embedded derivatives in the Trigger PLUS by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Trigger PLUS in the secondary market (if any exists) at any time.

- **The price of your Trigger PLUS in the secondary market, if any, immediately after the pricing date will be less than the price to public.** The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Trigger PLUS and the costs associated with structuring and hedging our obligations under the Trigger PLUS. If you were to sell your Trigger PLUS in the secondary market, if any, the price you would receive for your Trigger PLUS may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Trigger PLUS in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the underlying index and changes in market conditions, and cannot be predicted with accuracy. The Trigger PLUS are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Trigger PLUS to maturity. Any sale of the Trigger PLUS prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your Trigger PLUS immediately after the original issue date, the price you receive may be higher than the estimated initial value of the Trigger PLUS.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Trigger PLUS in the secondary market, if any, and the value that we may initially use for customer account statements, if we

provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately eight months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Trigger PLUS and other costs in connection with the Trigger PLUS that we will no longer expect to incur over the term of the Trigger PLUS. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Trigger PLUS and any agreement we may have with the distributors of the Trigger PLUS. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the Trigger PLUS based on changes in market conditions and other factors that cannot be predicted.

- **The amount payable on the Trigger PLUS is not linked to the level of the underlying index at any time other than the valuation date.** The final index level will be based on the closing level of the underlying index on the valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the underlying index appreciates prior to the valuation date but then drops on the valuation date to at or below the initial index level, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the level of the underlying index prior to such drop. Although the actual level of the underlying index on the stated maturity date or at other times during the term of the Trigger PLUS may be higher than the final index level, the payment at maturity will be based solely on the closing level of the underlying index on the valuation date.

- **The Trigger PLUS will not be listed on any securities exchange and secondary trading may be limited.** The Trigger PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Trigger PLUS. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the Trigger PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Trigger PLUS easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Trigger PLUS, the price at which you may be able to trade your Trigger PLUS is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the Trigger PLUS, it is likely that there would be no secondary market for the Trigger PLUS. Accordingly, you should be willing to hold your Trigger PLUS to maturity.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the Trigger PLUS.** As calculation agent, HSBC or one of its affiliates will determine the initial index level and the final index level, and will calculate the amount of cash, if any, you will receive at maturity. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events, and the selection of a successor index or calculation of the final index level in the event of a discontinuance of the underlying index, may adversely affect the payout to you at maturity. Although the calculation agent will make all determinations and take all action in relation to the establishment of the initial index level in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your Trigger PLUS. The calculation agent is under no obligation to consider your interests as a holder of the Trigger PLUS in taking any actions, including the determination of the initial index level, that might affect the value of your Trigger PLUS.

- **Hedging and trading activity by our affiliates could potentially adversely affect the value of the Trigger PLUS.** One or more of our affiliates expect to carry out hedging activities related to the Trigger PLUS (and possibly to other instruments linked to the underlying index or its component stocks), including trading in the stocks that constitute the underlying index as well as in other instruments related to the underlying index. Some of our affiliates also trade the stocks that constitute the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial index level and, therefore, could increase the level at which the underlying index must close so that an investor does not suffer a loss on the investor's initial investment in the Trigger PLUS. Additionally, such hedging or trading activities during the term of the Trigger PLUS, including on the valuation date, could adversely affect the level of the underlying index on the valuation date and, accordingly, the amount of cash, if any, an investor will receive at maturity.

- **The Trigger PLUS are not insured by any governmental agency of the United States or any other jurisdiction.** The Trigger PLUS are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Trigger PLUS is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the Trigger PLUS.

- **The U.S. federal income tax consequences of an investment in the Trigger PLUS are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in a Trigger PLUS, please see the discussion under "Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Information About the EURO STOXX 50® Index

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

For more information about the SX5E, see "The EURO STOXX 50® Index" beginning on page S-40 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the SX5E based on the daily historical closing levels from August 28, 2008 through August 28, 2013. The closing level for the SX5E on August 28, 2013 was 2,742.61. We obtained the closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the level of the SX5E on the valuation date.



SX5E Historical Performance – Daily Closing Levels
August 28, 2008 to August 28, 2013

Additional Information About the Trigger PLUS

Please read this information in conjunction with the summary terms on the front cover of this document.

General Information	
Listing:	The Trigger PLUS will not be listed on any securities exchange.
CUSIP:	40433X274
ISIN:	US40433X2743
Minimum ticketing size:	$1,000 / 100 Trigger PLUS
Denominations:	$10 per Trigger PLUS and integral multiples thereof
Interest:	None
Events of Default and Acceleration:	If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Trigger PLUS, the calculation agent will determine the accelerated payment at maturity due and payable at maturity in the same general manner as described in "payment at maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the valuation date for purposes of determining the accelerated final index level, and the accelerated maturity date will be three business days after the accelerated valuation date. If a market disruption event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated valuation date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled valuation date). The accelerated maturity date will also be postponed by an equal number of business days.

If the Trigger PLUS have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus. |
| **Tax considerations:** | There is no direct legal authority as to the proper tax treatment of each Trigger PLUS, and therefore significant aspects of the tax treatment of each Trigger PLUS is uncertain as to both the timing and character of any inclusion in income in respect of each Trigger PLUS. Under one approach, each Trigger PLUS could be treated as a pre-paid executory contract with respect to the underlying index. We intend to treat each Trigger PLUS consistent with this approach. Pursuant to the terms of each Trigger PLUS, you agree to treat each Trigger PLUS under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat each Trigger PLUS as a pre-paid executory contract with respect to the underlying index. Pursuant to this approach, we do not intend to report any income or gain with respect to each Trigger PLUS prior to maturity or an earlier sale or exchange, and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Trigger PLUS for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in the underlying index would be treated as a passive foreign investment company (a "PFIC") or United States real property holding corporation (a "USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the underlying index were so treated, certain adverse U.S. federal income tax consequences might apply to a U.S. holder or non-U.S. holder, as the case may be. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the underlying index and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the underlying index is or becomes a PFIC or a USRPHC.

In Notice 2008-2, the Internal Revenue Service and the Treasury Department requested comments as to whether the purchaser of certain securities (which may include the Trigger PLUS) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a Trigger PLUS is required to accrue income in respect of the Trigger PLUS prior to the receipt of payments under the Trigger PLUS or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Trigger PLUS as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) of the Trigger PLUS could be subject to U.S. withholding tax in respect of a Trigger PLUS. It is unclear whether any regulations or other guidance would apply to the Trigger PLUS (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Trigger PLUS.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible |

implications of this recently enacted legislation on their investment in the Trigger PLUS.

For a further discussion of U.S. federal income tax consequences related to each Trigger PLUS, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Calculation agent:	HSBC USA Inc., or one of its affiliates.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Trigger PLUS from HSBC for distribution to Morgan Stanley Smith Barney LLC ("Morgan Stanley Wealth Management"). HSBC Securities (USA) Inc. will act as agent for the Trigger PLUS and will receive a fee of $0.30 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of $0.30 for each Trigger PLUS they sell.
	In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Trigger PLUS, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
	See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.
Where You Can Find More Information:	This free writing prospectus relates to an offering of securities linked to the underlying index identified on the cover page. The purchaser of a Trigger PLUS will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of Trigger PLUS relates to the underlying index identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the underlying index or any component security included in the underlying index or as to the suitability of an investment in the Trigger PLUS.
	HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.
	You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and Equity Index Underlying Supplement dated March 22, 2012. If the terms of the Trigger PLUS offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, on page S-1 of the accompanying Equity Index Underlying Supplement and page S-3 of the accompanying prospectus supplement**,** as the Trigger PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.
	You may access these documents on the SEC web site at www.sec.gov as follows:
	The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

This document provides a summary of the terms and conditions of the Trigger PLUS. We encourage you to read the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

"Performance Leveraged Upside Securities^{SM}" and "PLUS^{SM}" are service marks of Morgan Stanley [*Please confirm whether "Wealth Management" is the service holder*]